Hacker Noon

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-637,851.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-170,522.37
Parent Category	130,000.00
Brex	-15,668.65
Ramp Card	5,184.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-51,007.00**
Net cash provided by operating activities	**$ -688,858.15**
FINANCING ACTIVITIES	
Strategic Investment	224,993.41
Net cash provided by financing activities	**$224,993.41**
NET CASH INCREASE FOR PERIOD	**$ -463,864.74**
Cash at beginning of period	888,815.77
CASH AT END OF PERIOD	**$424,951.03**